04010266

CID-B-03-146
February 20, 2004

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

RECD S.E.C.
MAR 3 2004
1086

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Operating Results for the 3rd Quarter Ended December 31,2003

Thank you for your attention and cooperation.

Yours faithfully,

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

dw 3/4

Enclosure

February 16, 2004
JSAT Corporation

Operating Results for the 3rd Quarter Ended December 31, 2003

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the third quarter ended December 31, 2003. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights (unaudited)
2. Summary of Consolidated Financial Statements (unaudited)
3. Financial Highlights under Japanese GAAP (unaudited)
4. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
5. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

1. Financial Highlights (unaudited)

JSAT Group's financial highlights for the 3rd quarter ended December 31, 2003, are as follows (Figures are rounded off to hundred thousand yen except for share and per share amounts.):

Three months ended	Dec. 31, 2003	Dec. 31, 2002	Change	Sep. 30, 2003	June 30, 2003
	¥ Million	¥ Million	%	¥ Million	¥ Million
Revenues	11,023	11,494	-4.1	10,866	10,882
Operating income	3,012	3,558	-15.3	2,816	2,823
Net income	1,532	1,925	-20.4	1,437	1,500
Total assets	173,400	171,214	+1.3	178,133	167,939
Shareholders' equity	98,247	93,932	+4.6	100,931	94,513
Net operating cash flow	6,170	6,238	-1.1	4,758	8,267
EBITDA	7,030	7,693	-8.6	6,740	7,044
EBITDA margin	68.7%	66.9%	+1.8	62.0%	64.7%
Earnings per share (EPS)	¥4,055.76	¥5,083.86	-20.2	¥3,781.10	¥3,964.57
Weighted average number of shares outstanding	377,735	378,592	-	379,989	378,405

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.
4. Lease accounting principles are applied to certain customers.
5. Expenses at certain consolidated subsidiaries are reported as deferred assets under Japanese GAAP.

2. Summary of Consolidated Financial Statements (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of Dec. 31, 2003	As of Dec. 31, 2002	As of Mar. 31, 2003
Assets			
Current assets	30,455	25,110	30,805
Investments, etc.	21,540	16,217	12,764
Property and equipment	116,416	126,139	122,286
Other assets	4,989	3,748	3,375
Total assets	173,400	171,214	169,230
Liabilities and shareholders' equity			
Current liabilities	16,729	18,696	20,015
Long-term liabilities	57,787	57,968	55,406
Minority interests	637	617	602
Common stock	53,770	53,770	53,770
Additional paid-in capital	34,423	35,009	35,009
Retained earnings:			
Appropriated for legal reserve	-	-	-
Unappropriated	8,166	4,853	6,161
Accumulated other comprehensive income	5,078	2,602	569
Treasury stock	(3,190)	(2,301)	(2,301)
Total shareholders' equity	98,247	93,932	93,207
Total	173,400	171,214	169,230

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Dec. 31, 2003	Dec. 31, 2002	Change (%)	Sep. 30, 2003	June 30, 2003
Revenues	11,023	11,494	-4.1	10,866	10,882
Operating expenses	8,011	7,936	+0.9	8,050	8,059
Operating income	3,012	3,558	-15.3	2,816	2,823
Other income (expenses)	(170)	(158)	+7.0	(313)	(21)
Income before income taxes and minority interests	2,843	3,340	-16.4	2,503	2,802
Income taxes	1,294	1,442	-10.2	1,058	1,292
Minority interests	(16)	(33)	-	(9)	(10)
Net income	1,532	1,925	-20.4	1,437	1,500

(3) Revenues for Each Service

(¥ Million)

Three months ended	Dec. 31, 2003	Dec. 31, 2002	Change (%)	Sep. 30, 2003	June 30, 2003
Network-Related Services	4,320	4,276	+1.0%	4,186	4,207
Broadband & Video Distribution Services	6,558	7,023	-6.6%	6,516	6,469
Other Services	145	195	-25.6%	164	206
Total	11,023	11,494	-4.1%	10,866	10,882

(4) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	Dec. 31, 2003	Dec. 31, 2002	Sep. 30, 2003	June 30, 2003
Operating activities (net cash)	6,170	6,238	4,758	8,267
Net income	1,532	1,925	1,437	1,500
Depreciation and amortization	4,036	4,108	4,055	4,059
Other	601	205	(734)	2,708
Investing activities (net cash)	(782)	(3,841)	(6,414)	(2,551)
Property and equipment	(1,748)	(12,526)	(2,374)	(2,015)
Business investments	-	(3)	(192)	(5)
Financial investments	966	8,927	(3,849)	(531)
Other	-	(239)	-	-
Financing activities (net cash)	(5,055)	(3,178)	783	(4,290)
Proceeds from short-term borrowings	-	-	325	-
Repayments of short-term borrowings	(25)	-	(800)	(2,000)
Proceeds from long-term borrowings	13	-	3,400	-
Repayments of long-term borrowings	(2,083)	(2,083)	(2,116)	(1,083)
Payments for dividends	(1,035)	(796)	(229)	(1,089)
Payments for treasury stocks	(1,790)	(161)	(1,403)	-
Proceeds from sale of treasury stock	-	-	1,719	-
Other	(135)	(139)	(113)	(118)
Effect of exchange rate changes on cash and cash equivalents	(54)	(197)	(12)	6
Cash and cash equivalents at beginning of the fiscal year	2,047	4,686	2,932	1,500
Cash and cash equivalents at end of the fiscal year	2,326	3,708	2,047	2,932

3. Financial Highlights under Japanese GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on U.S. and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in material ways. Presented below are summaries of Japanese GAAP consolidated financial results for reference purposes. (Figures are rounded down to hundred thousand yen.)

Financial Highlights under Japanese GAAP on a consolidated basis

Three months ended	Dec. 31, 2003	Dec. 31, 2002	Change	Sep. 30, 2003	June 30, 2003
	¥ Million	¥ Million	%	¥ Million	¥ Million
Revenues	11,284	11,494	-1.8	11,082	10,881
Operating Income	3,013	3,618	-16.7	2,924	2,934
Ordinary profit	2,811	3,713	-24.3	2,557	2,896
Net Income	1,566	1,892	-17.2	1,511	1,603
Total assets	172,238	169,731	+1.5	176,878	167,028
Shareholders' equity	99,317	94,813	+4.8	101,968	95,479
Net operating cash flow	6,372	6,102	+4.4	4,637	8,148
EBITDA	7,320	7,580	-3.4	6,951	7,066
EBITDA margin	64.9%	66.0%	-1.1	62.7%	64.9%
Earnings per share (EPS)	¥4,128.95	¥4,998.21	-17.4	¥3,976.49	¥4,236.42
Weighted average number of shares outstanding	379,414	378,592	-	379,988	378,405

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

4. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of Dec. 31, 2003	As of Dec. 31, 2002	As of Mar. 31, 2003
Assets			
Current assets	14,680	18,010	18,447
Fixed assets	157,147	151,676	149,959
Deferred assets	410	43	124
Total assets	172,238	169,731	168,531
Liabilities and shareholders' equity			
Current liabilities	16,186	18,094	19,436
Long-term liabilities	30,226	32,324	54,326
Minority interests	657	638	624
Common stock	53,769	53,769	53,769
Additional paid-in capital	31,188	31,770	31,770
Retained earnings	13,331	9,830	11,185
Unrealized gains on securities	4,442	1,755	(200)
Foreign currency translation adjustment	(223)	(10)	(79)
Treasury stock	(3,190)	(2,301)	(2,301)
Total shareholders' equity	99,317	94,813	94,143
Total	172,238	169,731	168,531

(2) Summary of Statements of Income

(¥ Million)

Three months ended	Dec. 31, 2003	Dec. 31, 2002	Change (%)	Sep. 30, 2003	June 30, 2003
Revenues	11,284	11,494	-1.8	11,082	10,881
Operating expenses	8,270	7,875	+5.0	8,158	7,946
Operating income	3,013	3,618	-16.7	2,924	2,934
Other income (expenses)	(202)	95	-	(367)	(39)
Ordinary profit	2,811	3,713	-24.3	2,557	2,896
Extraordinary income (expenses)	40	(335)	-	8	-
Income before income taxes and minority interests	2,851	3,377	-15.6	2,566	2,896
Income taxes	1,271	1,452	-12.5	1,046	1,283
Minority interests	13	32	-59.4	9	9
Net income	1,566	1,892	-17.2	1,511	1,603

(3) Revenues for Each Service

(¥ Million)

Three months ended	Dec. 31, 2003	Dec. 31, 2002	Change (%)	Sep. 30, 2003	June 30, 2003
Network-Related Services	4,581	4,276	+7.1	4,402	4,207
Broadcast & Video Distribution Services	6,557	7,023	-6.6	6,515	6,468
Others	144	194	-25.8	163	205
Total	11,284	11,494	-1.8	11,082	10,881

(4) Consolidated Statements of Cash Flow

(¥ Million)

Three months ended	Dec. 31, 2003	Dec. 31, 2002	Sep. 30, 2003	June 30, 2003
Operating activities (net cash)	6,372	6,102	4,637	8,148
Income before income taxes	2,851	3,377	2,566	2,896
Depreciation and amortization	4,288	3,996	4,179	3,964
Payments for income taxes	(2,387)	(1,932)	8	(2,840)
Other	1,620	660	(2,117)	4,128
Investing activities (net cash)	(1,106)	(3,840)	(6,406)	(2,550)
Property and equipment	(1,746)	(12,525)	(5,641)	(2,014)
Business investments	-	(3)	(527)	(5)
Financial investments	640	8,926	(238)	(531)
Financing activities (net cash)	(4,933)	(3,044)	896	(4,171)
Proceeds from short-term borrowings	-	-	325	-
Repayments of short-term borrowings	(25)	-	(800)	(2,000)
Proceeds from long-term borrowings	-	-	3,400	-
Repayments of long-term borrowings	(2,082)	(2,082)	(2,116)	(1,082)
Payments for dividends	(1,035)	(796)	(228)	(1,088)
Proceeds from sales of treasury stocks	-	-	1,719	-
Payments for purchase of treasury stock	(1,790)	(160)	(1,402)	-
Effect of exchange rate changes on cash and cash equivalents	(53)	(195)	(13)	6
Cash and cash equivalents at beginning of the quarter	2,046	4,685	2,932	1,499
Cash and cash equivalents at end of the quarter	2,326	3,708	2,046	2,932

5. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the third quarter ended December 31, 2003. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Satellite Network, Inc.** (67.0% ownership)

SNET is a major Type 2 telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

(¥ Million)

Three months ended	December 31, 2003
Revenues	1,159
Operating income	77
Ordinary profit	75
Net income	40

(2) Affiliates

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type 2 telecommunications carrier providing companies with satellite intranet services for corporate users.

(¥ Million)

Three months ended	December 31, 2003
Revenues	672
Operating income	27
Ordinary profit	18
Net income	18

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 27 channels of movies and other entertainment programs by pay-per-view programming.

(¥ Million)

Three months ended	December 31, 2003
Revenues	3,864
Operating income	(30)
Ordinary profit	(29)
Net income	(29)

Operating results for Japan CableCast Inc. and JSAT International Inc., which are before commencement of services, are not described in this report.